

March 27, 2014

Via E-mail
James M. Askew
Chief Executive and Chief Financial Officer
Texas South Energy, Inc.
3 Riverway, Suite 800
Houston, Texas 77056

> **Re: Texas South Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2013**
> **Filed February 13, 2014**
> **Form 10-K/A for the Year Ended October 31, 2013**
> **Filed March 21, 2014**
> **File No. 333-171064**

Dear Mr. Askew:

We have reviewed your response letter dated March 21, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated in comment 2 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended October 31, 2013 filed March 21, 2014

General

1. We note from your disclosure on page 1 that in connection with the filing of this Form 10-K/A and pursuant to Securities and Exchange Commission ("SEC") rules, you are including currently dated certifications. However, it does not appear that these certifications have been filed. Please revise your Form 10-K/A to include currently dated Section 302 and Section 906 certifications.

Report of Independent Registered Public Accounting Firm, page 9

2. We note from your response to our prior comment 2 and your amended Form 10-K that you have revised the independent auditors report to disclose that you did not audit the financial statements for the period from March 15, 2010 (inception) to October 31, 2012. Those financial statements were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern. However, we believe that your audit report should refer to the specific financial statements that you did not audit because they were audited by other auditors. In this regard, we believe that your disclosure should be revised to indicate that you did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders' deficit and cash flows for year then ended and for the period from March 15, 2010 (inception) to October 31, 2012, as those financial statements and cumulative totals were audited by other auditors whose audit report dated February 12, 2013 is included in this filing. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief